SMIC Kicks Off 6th Technology Workshop in Shanghai

Promotes the Latest Advanced and Specialty Technology Platforms

SHANGHAI, April 24, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, hosted its sixth annual technology workshop in Shanghai today to promote the latest advanced and specialty technology platforms.

At the event, SMIC announced its latest achievements and milestones on advanced technologies such as 28nm and 40nm, as well as new feature offerings on specialty technologies, including eNVM, PMIC, RF, IoT, and Matured Technology Enhancement (MTE) programs.

Mr. John Peng, senior vice president of SMIC China Sales, gave the opening address entitled “Focusing on Product Applications, Creating a Technology Platform Portfolio.” Mr. Peng specifically mentioned the rapid growth of China’s IC industry, especially IC design industry in recent years, and shared the new progress of SMIC advanced and specialty technology platforms, IP portfolios, and products especially targeting terminal applications such as Smartphones, tablets, wearable devices, and set-top-boxes.

Dr. Tianshen Tang, senior vice president of SMIC Design Service Center, gave a presentation on “Opening Eco-system, Excellent Quality and Caring Service.” Dr. Tang introduced the challenges and opportunities of semiconductor industry in the 4G wireless communications era, and SMIC’s measures and goals of establishing and refining open design IP/EDA/design service ecosystem and providing customers with more solutions to the new challenges.

This workshop unveiled a variety of topics including the latest status and development trends of SMIC’s 28nm PDK and 40nm RF PDK, and highlights on 40nm design flow and tape-out. SMIC also shared its 0.13um EEPROM technology specialties, Smartcard platforms, and varieties of power management technology platforms. Furthermore, SMIC addressed its foundation IPs readiness and roadmap for various advanced and specialty technologies, and application platforms.

In addition, executives from SMIC’s partners also presented their technology development trends. Eleven SMIC’s partners set up vendor booths and displayed their latest products and service offerings. Over 200 IC design engineers, customers, technology partners, and suppliers from around the world were in attendance.

Finally, Mr. John Peng thanked all the customers and partners for their supports and partnerships over the years. Mr. Peng addressed that SMIC will continue to accelerate and refine its technology innovations and customer service, optimize technology and product mixes, improve product quality, ensure on-time delivery, and work seamlessly with customers and partners to win together.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer and has begun offering advanced 28nm process technology. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 14, 2014, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

SMIC Contact Information:

English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com